Weighting Relative to the S&P 500
Oil Price
Dec 94
Jun 95
Dec 95
Jun 96
Dec 96
Jun 97
Dec 97
Jun 98
Dec 98
Jun 99
Dec 99
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
Dec 07
Jun 08

Dodge & Cox  /  Investment Managers  /  San Francisco
50%
75%
100%
125%
150%
175%
200%
225%
250%
$10
$30
$50
$70
$90
$110
$130
$150
$170
Dodge & Cox Stock Fund Weighting
Relative to the S&P 500 (LH axis)
Oil Price (RH axis)
Oil Prices Influence Our Energy Investment Strategy
as of June 30, 2008
Source: Bloomberg, FactSet. Oil price = West Texas Intermediate crude closing spot price.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge
& Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Quarterly Price of Oil vs. Relative Weighting in Energy
12/31/94 – 6/30/08
• Higher oil prices are expected to increase production and curtail demand.
• As oil prices have increased, our energy exposure has been reduced.
• Lower relative weighting reflects less attractive risk/reward trade-off, given higher stock prices.
08-310

1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Jun 08

Dodge & Cox  /  Investment Managers  /  San Francisco
Financials: More Opportunities as Valuations Have Declined
as of June 30, 2008
The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge
& Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Source: FactSet, as of June 30, 2008
Declining Valuations: Price-to-Book
Ratio of S&P 500 Financials
Comparative Weighting of
Industries Within Financials
Indexes’ Financials Weightings Fall,
Dodge & Cox Weighting Rises
Source: FactSet, Russell, as of June 30, 2008 Source: FactSet, Russell, as of June 30, 2008
Dodge & Cox Stock Fund
Characteristics of our Holdings:
• Depressed valuations
• Solid core businesses (Wachovia, AIG, HSBC)
• Industry-leading technology platforms (Capital One, Wells Fargo)
• Increasing market share (Fannie Mae, Wells Fargo, Sallie Mae)
Industry Concerns:
• High credit losses
• Potential for additional equity dilution if more capital is needed
• Impact of mark-to-market accounting
• Risk of rising interest rates
10%
15%
20%
25%
30%
35%
Russell 1000 Value
Stock Fund
S&P 500
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
08-307
6.8%
2.7%
5.3%
4.4%
5.3%
7.7%
4.9%
3.4%
6.5%
2.8%
5.3%
0.8%
0%
5%
10%
15%
20%
25%
Stock
Fund
S&P 500 Russell
1000
Value
Capital
Markets /
REITs
Insurance
Diversified
Financial
Services
Banks